UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-9595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota  55423

BEST BUY RETIREMENT SAVINGS PLAN

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Best Buy Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the financial statements for 2004 have been adjusted to conform to the accrual basis of accounting adopted in 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

September 15, 2006

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004 (As Adjusted - See Note 2)

	2005	2004
		(As Adjusted - See Note 2)
ASSETS:
Participant-directed investments at fair value	$587,243,386	$495,904,065
Receivables:
Participant contributions	1,196,964	923,625
Employer contributions	460,182	430,685
Interest and dividends receivable	455,658	—

Total receivables	2,112,804	1,354,310

Total assets	589,356,190	497,258,375

LIABILITIES—Amounts due to brokers for securities purchased	1,008,244	—

NET ASSETS AVAILABLE FOR BENEFITS	$588,347,946	$497,258,375

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (As Adjusted - See Note 2)

	2005	2004
		(As Adjusted - See Note 2)
ADDITIONS:
Contributions:
Participant	$46,373,567	$38,070,448
Company	17,792,624	14,472,653
Rollovers	5,420,130	2,509,871

Total contributions	69,586,321	55,052,972

Interest and dividend income	4,968,027	4,564,790
Net realized and unrealized appreciation in fair value of investments	45,616,148	53,986,249

Total additions	120,170,496	113,604,011

DEDUCTIONS:
Benefits paid to participants	43,671,294	58,072,271
Administrative expenses	1,595,849	1,039,651

Total deductions	45,267,143	59,111,922

NET INCREASE PRIOR TO PLAN TRANSFERS	74,903,353	54,492,089

NET TRANSFERS INTO PLAN (Note 1)	16,186,218	—

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	91,089,571	54,492,089

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	497,258,375	442,766,286

End of year	$588,347,946	$497,258,375

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 (As Adjusted – See Note 2)

1.                      DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a profit sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Code §401(k). Eligible employees may participate after reaching the age of 18 and completing a minimum period of service with the Employer. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the corporation’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of Best Buy Co, Inc. (the “Company”). JPMorgan Chase Bank N.A. serves as the Trustee of the Plan. The Plan is subject to ERISA.

Contributions—Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan. Participants are eligible for the Company match upon entering the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct their investments into any of the nine different investment funds or into Company stock.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company-matching contributions over a five-year graduated vesting schedule. Participants will be 100% vested in Company-matching contributions five years from their date of hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions.  Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Forfeitures—Forfeited non-vested accounts are used to either reduce Company-matching contributions or to pay Plan expenses in accordance with the provisions of the Plan. The balance of forfeited non-vested accounts at December 31, 2005 and 2004, was

$1,483,747 and $1,397,393, respectively. In 2005 and 2004, administrative expenses of $1,301,450 and $917,836, respectively, were paid with forfeitures. In 2005 and 2004, total forfeitures were $1,387,824 and $1,450,983, respectively.

Plan Merger and Transfer—The Magnolia 401(k) Plan was merged into the Plan effective March 31, 2005 and assets of $16,186,218 were transferred into the Plan.

Plan Amendments—Effective April 1, 2005, the Plan was amended to allow participation by the eligible employees of Magnolia Hi-Fi, Inc. d/b/a Magnolia Audio Video.

Effective April 1, 2004, the Plan was amended and restated and a new trustee and administrator (“Trustee”) of the Plan was appointed. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “black out” period beginning March 24, 2004, and continued through the week of April 18, 2004. During this period, funds could not be applied to the employee-selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held in a separate account until administratively feasible to apply to participant accounts, at which time these funds were invested as requested by each participant based on trade dates as of the beginning of the black out period. The Plan was also amended to permit certain employees to become eligible at an earlier time.

Reclassifications—To maintain consistency and comparability, certain amounts from the prior year’s reported financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported total net assets or changes in net assets.

2.                      CHANGE IN METHOD OF ACCOUNTING

The financial statements of the Plan for the years ended December 31, 2005 and December 31, 2004, have been reported under the accrual basis generally accepted in the United States.  This is a change from the previous periods in which the financial statements were prepared under the modified cash basis as permitted by ERISA. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.  Under the modified cash basis, investment assets were reported at fair value, net realized, and unrealized appreciation in fair value of investments was recognized, contributions were recognized when received rather than as earned, and benefits and expenses were recognized when paid rather than incurred.

The following schedule is a reconciliation of the financial statements from the modified cash basis of accounting previously reported and the accrual basis as adjusted as of and for the year ended December 31, 2004:

Statement of Net Assets Available for Benefits	As Reported	Adjustment	As Adjusted

Receivables:
Participant contributions	$—	$923,625	$923,625
Employer contributions	—	430,685	430,685

Total receivables	—	1,354,310	1,354,310

Total assets	495,904,065	1,354,310	497,258,375

NET ASSETS AVAILABLE FOR BENEFITS	$495,904,065	$1,354,310	$497,258,375

Statement of Changes in Net Assets Available for Benefits	As Reported	Adjustment	As Adjusted

Contributions:
Participants	$37,146,823	$923,625	$38,070,448
Company	14,041,968	430,685	14,472,653
Rollovers	2,509,871	—	2,509,871

Total contributions	53,698,662	1,354,310	55,052,972

NET INCREASE PRIOR TO PLAN TRANSFERS	53,137,779	1,354,310	54,492,089

NET ASSETS AVAILABLE FOR BENEFITS - End of Year	$495,904,065	$1,354,310	$497,258,375

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements and supplemental schedule of the Plan are prepared on an accrual basis generally accepted in the United States.

Use of Estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Valuation of Assets—Investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5, determined as follows: The net asset values for the Artisan Small Cap Value Fund, Barclays S&P 500 Equity Index Fund, Hotchkis & Wiley Large-Cap Value Fund, JPMorgan Stable Value Fund, Marisco Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, and Vanguard Balanced Index Fund are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—For the years ended December 31, 2005 and 2004, substantially all costs of Plan administration are paid through forfeited Company-matching contributions.

4.                      INVESTMENTS

The investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, are as follows:

	2005	2004

Best Buy Co., Inc. common stock - 5,570,406 and 4,024,644 shares, respectively	$242,201,253	$239,144,346
Artisan Small-Cap Value Fund - 3,879,796 and 3,127,770 shares, respectively	66,926,489	55,080,025
JPMC International Bond Fund - 6,166,686 and 4,854,628 shares, respectively	65,613,537	50,245,404
Marisco Growth Fund - 2,034,489 and 1,608,890 shares, respectively	38,350,109	28,413,003
Barclays S&P 500 Equity Index Fund - 3,082,875 and 2,970,416 shares, respectively	36,439,579	33,506,293

During the years ended December 31, 2005 and 2004, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

	2005	2004

Common stock	$29,339,444	$32,505,753
Mutual funds	16,276,704	21,480,496

	$45,616,148	$53,986,249

5.                      INVESTMENT CONTRACTS

In 2004, the Plan entered into an investment contract with JPMorgan. The contract is included in the financial statements at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2005 and 2004, is $66,760,112 and $51,815,344, respectively. The crediting interest rate is 5.6% and 4.8% for the investment contract, as of December 31, 2005 and 2004, respectively.

6.                      RELATED-PARTY TRANSACTIONS

During the years ended December 31, 2005 and 2004, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2005	2004

Number of common shares purchased	924,405	217,780

Cost of common shares purchased	$46,608,297	$11,402,769
Shares added through three-for-two stock split - August 3, 2005	1,928,688	—
Number of common shares sold	1,307,331	995,046

Market value of common shares sold	$71,794,286	$55,206,331

Cost of common shares sold	$29,979,729	$24,438,926

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JP Morgan Chase Bank N.A. is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

8.       TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan, and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2005 and 2004, the following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$588,347,946	$497,258,375
Deemed loan activity	(84,284)	—

Net assets available for benefits per Form 5500	$588,263,662	$497,258,375

As of December 31, 2005 and 2004, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2005	2004
Increase in net assets per statement of changes in net assets available for plan benefits	$91,089,571	$54,492,089
Deemed loan activity	84,284	—

Net Income - Part II Line 2k Form 5500	$91,173,855	$54,492,089

10.   SUBSEQUENT EVENT

On September 13, 2006, the Compensation and Human Resources Committee of the Best Buy Board of Directors approved a Plan amendment, effective January 1, 2007 to (i) adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Internal Revenue Code, that will allocate to each eligible participant’s Savings Plan account an employer contribution amount equal to 100% of the first 3% of compensation deferred by the participant under the Savings Plan, and 50% of any compensation deferred by the participant in excess of 3% of compensation, but not in excess of 5% of compensation and (ii) provide that the participants’ savings accounts holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment is not intended to change the current five-year gradual vesting schedule for employer matching contributions made for periods before 2007.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Description of Investment	Current Value

Registered investment companies:
Artisan Small-Cap Value Fund	$66,926,489
Barclays S&P 500 Equity Index Fund	36,439,579
PIMCO Total Return Fund	22,247,153
Hotchkis & Wiley Large-Cap Value Fund	25,370,648
Marisco Growth Fund	38,350,109
MFS Institutional International Fund	24,992,243
Morgan Stanley Institutional Small Company Growth Fund	15,708,478
Vanguard Balanced Index Fund	29,403,578

Total registered investment companies	259,438,277

Best Buy Company Stock Fund:
* Best Buy Co., Inc. common stock	242,201,253
* JPMorgan Domestic Liquidity Variable Rate, maturity date December 31, 2049	3,618,534

Total Best Buy Company Stock Fund	245,819,787

Synthetic investment contract:
JPMorgan:
* JPMorgan Wrapper Value, 5.6%	652,772
* Liquidity Fund, 4.2%	1,096,889
US Treasury Note, 1.50%, March 31, 2006	49,686
* JPMC Intermediate Bond Fund	65,613,537

Total synthetic investment contract	67,412,884

* Participant promissory notes loans, 5.0% - 10.5% interest rate range and maturity dates range from January 25, 2000 to August 6, 2020	14,572,438

$587,243,386

* Denotes party-in-interest

Note: Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: September 20, 2006	/s/ Susan S. Grafton
Susan S. Grafton
Vice President — Financial Operations
and Controller